Filed by Gold Reserve Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Gold Reserve Inc. Commission File Number: 001-31819 Date: December 15, 2008

NR-08-12

GOLD RESERVE RECEIVES UNSOLICITED OFFER FROM RUSORO MINING LTD AND ENGAGES FINANCIAL AND LEGAL ADVISORS

Spokane, Washington December 15, 2008

Gold Reserve Inc. (TSX:GRZ – AMEX:GRZ) - Gold Reserve Inc. announced today that Rusoro Mining Ltd. (“Rusoro”) (CDNX:RML.V) has commenced an unsolicited offer (the “Offer”) to acquire all of the outstanding shares and equity units of Gold Reserve in consideration for three shares of Rusoro for each Gold Reserve share or equity unit.

Gold Reserve has retained RBC Capital Markets and JP Morgan as financial advisors, and Fasken Martineau DuMoulin LLP and Baker & MacKenzie LLP as legal advisors in connection with the Offer. The Board together with its financial advisors and legal advisors will review the full terms of the Offer when they are received, and following that review the Board will make a recommendation that is in the best interests of shareholders. Gold Reserve urges shareholders to wait for its Board to make its recommendation to shareholders before making a decision with respect to the Offer. However, Gold Reserve recommends that all interested parties review the September 30, 2008 Management’s Discussion and Analysis and interim financial statements of Rusoro Mining Ltd. These filings can be found at www.sedar.com under Rusoro Mining Ltd.

On Friday, December 12, 2008, the Board of Directors received a non-binding proposal from Rusoro and received calls from representatives of Rusoro’s legal counsel and its financial advisor Endeavour Financial Corporation (TSX:EDV) (Endeavour”) regarding the proposal. On Sunday, December 14, 2008, Gold Reserve sent letters to each of Rusoro and Endeavour expressing concerns about the role of Endeavour in Rusoro’s Offer. Endeavour also provides advisory services to Gold Reserve and has in depth knowledge of confidential and proprietary information about Gold Reserve. In the circumstances, Gold Reserve believes that the Offer cannot proceed and, together with its financial and legal advisors, is considering its options to protect shareholder interests.

Gold Reserve Inc. is a Canadian company, which holds the rights to the Brisas gold/copper project and the Choco 5 gold exploration property in Bolivar State, Venezuela. For the Company’s periodic TSX (SEDAR) or SEC (Edgar) filings please visit our website at www.goldreserveinc.com under the Investor Relations section.

Certain statements included herein may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION: Internet – www.goldreserveinc.com Investor Information Rubenstein Investor Relations Tim Clemensen 212-843-9337 tclemensen@rubensteinir.com

Company Contact A. Douglas Belanger, President 926 W. Sprague Ave., Suite 200 Spokane, WA 99201 USA Tel. (509) 623-1500 Fax (509) 623-1634